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                                                            Exhibit  99.1


                              LETTER OF EMPLOYMENT

This Letter of Employment, effective September 1, 1997, by and between Northstar Health Services, Inc. (NSH), 665 PHILADELPHIA Street, Indiana, Pennsylvania, 15701, and Lisa S. Guarino, CPA, 72 Shady Drive, Indiana, Pennsylvania, 15701
(LSG), is inclusive of the following terms and conditions:

OFFICE AND SCOPE OF DUTIES

LSG will be employed as the Executive Vice President and Chief Financial Officer of NSH and shall report directly to the Chief Executive Officer, unless otherwise agreed to by LSG. LSG will perform the duties customarily attributed to the office of Chief Financial Officer under the direction of the CEO. LSG will have full authority to make decisions related to the operations of the Finance Department. The Finance Department will include, at a minimum, the following departments: General Accounting, Accounts Payable, Accounts Receivable/Billing, Payroll, and MIS. LSG is recognized as a member of Executive Management, and as such, has authority that supercedes that of subsidiary management personnel. LSG will be entitled to attend all NSH
Board meetings.

TERM

This agreement will be for one year. The term will automatically be extended for an additional one year period unless terminated by written notice by NSH at least 90 days prior to the annual anniversary date. However, upon the occurrence of a Change of Control, the term of this agreement will automatically be extended for a period of one year from the date of the Change of Control. A Change of Control is defined as any of the following: acquisition by third parties; merger; consolidation; sale of more than 50% of assets; liquidation or dissolution of the company; any person or group becoming the beneficial owner of more than 30% of the stock of NSH; or if Thomas W. Zaucha no longer serves as the CEO or Chairman of the Board. In the event of a Change of Control, LSG will have the option of remaining with the company or any surviving company if the same or similar position is available, or being paid six (6) months of pay as severance.

SALARY AND BENEFITS

LSG will be paid at the rate of One Hundred Twenty Five Thousand Dollars ($125,000) per year. This rate of pay may not be reduced without LSG's approval. Increases may be granted at NSH's discretion; however, a minimum increase of 5,000 per year will occur on each anniversary date. LSG will be entitled to all benefits customary to full time exempt management employees, with the following exceptions: LSG will receive four (4) weeks vacation per year; years of service will include the time period previously worked from 10-1-86 to 10-1-96; sick time earned but not used as of 10-1-96 will be reinstated. Upon the signing of this agreement, NSH will grant LSG 15,000 options of NSH stock at an exercise price of the closing stock price on August 29, 1997, pursuant to the 1992 Stock Option Plan. These options will vest immediately, and will terminate five years from the date of grant. In addition, NSH confirms that the 10,000 options granted in the September 10, 1996, Separation Agreement were issued under the 1992 Stock Option Plan.

INCENTIVE PROGRAMS

LSG will receive 5,000 options of NSH stock for every quarter beginning with the third quarter of 1997 if NSH shows a profit before Unusual and Non-recurring Expenses as disclosed in the 10Q and 10K filings. However, beginning the second quarter of 1998, LSG will only receive the 5,000 options of NSH stock on a quarterly basis if the earnings of the quarter exceed the earnings of the same quarter in the previous year. These shares will be granted under the 1997 Stock Option Plan if approved by the shareholders at the annual meeting. In addition, LSG will be entitled to participate in other incentive programs that are based on a written agreement with the CEO.
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OTHER EMPLOYMENT/BUSINESS

LSG is allowed to continue to operate her consulting business under the name Lisa S. Guarino, CPA, and to operate her accounting services company, Beancounters Accounting and Financial Services. LSG agrees to devote adequate time and energy to her duties at NSH.

SEPARATION AGREEMENT AMENDMENT

NSH and LSG agree to amend the Separation Agreement made Sepember 10, 1996, deleting the provision prohibiting LSG to be re-employed by the company.

Agreed to this 11th day of August, 1997 by:

/s/ Lisa S. Guarino, CPA           /s/ Thomas W. Zaucha, CEO
-------------------------          -------------------------------
Lisa S. Guarino, CPA               Thomas W. Zaucha, CEO
                                   Northstar Health Services, Inc.
/s/ Jacalyn A. Fritt
-------------------------          /s/ Sheree Dee Frederick
Witness:                           -------------------------------
                                   Witness: